UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 7, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the News Release of UBS AG which appears immediately following this page.

UBS

7 May 2014

News Release

Results of the Annual General Meeting of UBS AG

At the Annual General Meeting of UBS AG, held on May 7, 2014, UBS’s shareholders confirmed in their offices those members of the Board of Directors who stood for re-election. 1,666 shareholders attended the meeting, representing 1,994,794,917 votes.

Zurich/Basel, 7 May 2014 – At the Annual General Meeting UBS AG shareholders approved the Annual Report and Consolidated Financial Statements for 2013 and confirmed Ernst & Young AG, Basel, as auditors and the Independent Proxy (ADB Altorfer Duss & Beilstein AG, Zurich). They also approved the distribution of a dividend of CHF 0.25 per share (98.80%) from capital contribution reserves.

Compensation Report approved

In an advisory vote, a majority of shareholders (85.93%) approved the Compensation Report for 2013.

Discharge approved

Shareholders approved the discharge of the members of the Board of Directors and the Group Executive Board for the 2013 financial year (87.30%).

Amended Articles of Association approved

Shareholders approved the amended Articles of Association of UBS to implement the new Ordinance Against Excessive Compensation in Listed Stock Corporations (73.38%).

EU Capital Requirements Directive of 2013 (CRD IV) approved

In an advisory vote, a majority of shareholders (98.34%) approved the EU Capital Requirements Directive of 2013 (CRD IV).

Elections to the Board of Directors

The Annual General Meeting confirmed in office the Chairman of the Board of Directors, Axel A. Weber (96.09%) and fellow Board members Michel Demaré (98.13%), David Sidwell (98.04%), Reto Francioni (98.87%), Ann F. Godbehere (97.81%), Axel P.

Lehmann (98.31%), Helmut Panke (97.91%), William G. Parrett (94.24%), Isabelle Romy (98.69%), Beatrice Weder di Mauro (98.70%) and Joseph Yam (98.26%). Detailed CVs of all the members of the Board of Directors are available at www.ubs.com/bod.

UBS wishes to thank Rainer-Marc Frey, who has stepped down from the Board of Directors, for his valuable contributions to the firm, and wishes him all the best for the future.

Elections to the Human Resources and Compensation Committee

Shareholders elected Ann F. Godbehere (97.35%), Michel Demaré (97.45%), Helmut Panke (97.40%), and Reto Francioni (98.54%) to the Human Resources and Compensation Committee.

1,666 shareholders attended the Annual General Meeting, representing 1,994,794,917 votes.

UBS AG

Investor contact
Switzerland:	+41-44-234 41 00

Media contact
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 57
APAC:	+852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

By:	/s/ Federica Pisacane Rohde
Name: Federica Pisacane Rohde
Title: Executive Director

Date: May 7, 2014